UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Result of the 15th Round of ANP Bidding

Rio de Janeiro, March 29, 2018—Petróleo Brasileiro S.A. – Petrobras reports that it has acquired 7 offshore blocks in the 15th Round of Bids under the Concession Regime, held today by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). The company is advancing its partnership strategy and will be the operator in 5 blocks.

The total amount of the signature bonus to be paid by the company still in 2018 is R$ 2.2 billion. This value represents 0.9% of the forseen investments under the 2018-2022 Business and Management Plan, and will be reallocated within the currently approved budget for this plan.

In addition to the signature bonus, the judgment criteria also considered in the public sale was the Minimum Exploration Program (“PEM”) to be applied on the block, expressed in Work Units (“UTs”)—covering the number of wells to be drilled, and the seismic extension to be employed during the exploratory activity.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The table below summarizes the result of Petrobras’ participation in the 15th Round of ANP Bidding:

Sedimentary Basin	Block	Consortium Composition	Consortium MEP (WUs)	Bonus Petrobras Share (R$)
Campos	C-M-657	Petrobras* 30% Exxon 40% Statoil 30%	1075	638,550,000.00
	C-M-709	Petrobras* 40% Exxon 40% Statoil 20%	1253	600,000,000.00
	C-M-789	Petrobras* 30% Exxon* 40% Qatar 30%	1125	847,440,000.00
	C-M-753	Petrobras* 30% Exxon* 40% Qatar 30%	170	99,000,000.00
POTIGUAR	POT-M-859	Petrobras* 60% Shell 40%	229	12,030,819.45
	POT-M-952	Petrobras* 60% Shell 40%	176	8,096,988.93
	POT-M-762	Petrobras* 100%	110	5,134,684.33
Total			4,138	2,210,252,492.71

*Operator

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

As in the bidding rounds in 2017, Petrobras, as a result of its strategic vision to recompose its exploratory portfolio, in which it seeks to ensure the sustainability of the company’s future oil and gas production, acted selectively in the auction held today.

In Campos Basin, Petrobras acquired 2 blocks in partnership with Exxon and Statoil, in which it will be the operator, and 2 blocks in partnership with Exxon and Qatar Petroleum, in which Exxon will be the operator. The companies have identified large geological potential in these deep-water blocks, which supports their competitive proposals.

The exploratory blocks in this region of Campos Basin has been the object of interest and high competition in the ANP bidding rounds carried out in 2017 and 2018. This was the sector that generated the most competition in the auction, having drawn interest from 10 other companies (BP, Chevron, Exxon, Petrogal, Qatar Petroleum, Repsol, Shell, Statoil, Total, Wintershall).

In the Potiguar Basin, another prominent deep-water exploratory frontier in Brazil, Petrobras acquired 3 blocks, 2 of which in partnership with Shell and 1 block with 100% stake. Petrobras will be the operator in all of them. The blocks are close to the important discovery of Pitu (Petrobras 40%, BP 40% and Petrogal 20%), held in 2013, which is currently at the assessment stage.

The operation in consortia with major companies is aligned with Petrobras’ strategic objective to strengthen partnerships, sharing risks, combining technical and technological skills and capturing synergies to leverage results.

The auction held today will be followed by a qualification stage of the winning bidders and subsequent signing of contracts.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer